August 25, 2011
VIA EDGAR TRANSMISSION
Dominic Minore
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:      Highland Funds II (the “Registrant”) N-14 (Registration No. 333-175620)
Dear Mr. Minore:
          The following summarizes and responds to the SEC staff’s comments to Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-175620) relating to the proposed acquisition of the assets and liabilities (the “Reorganization”) of the Incline Capital Trend Following Fund (“Acquired Fund”), a portfolio of Northern Lights Fund Trust, by the Highland Trend Following Fund (“Acquiring Fund”), a portfolio of Registrant.
A.	Shareholder Letter
1.	Comment: On page 1 of the Shareholder Letter and in all other comparisons of fund expenses in the Combined Prospectus/Proxy Statement (“Prospectus/Proxy Statement”), add disclosure noting: a) that the Acquiring Fund’s waiver is voluntary and may be terminated on 14 days notice by Highland Funds Asset Management, L.P. (“HFAM”); and b) the increase in 12b-1 fees.
          Response: Requested changes will be made.
B.	Prospectus/Proxy Statement

2.	Comment: On page 3, add disclosure noting: a) that the Acquiring Fund’s waiver is voluntary and may be terminated on 14 days notice by HFAM; b) the increase in 12b-1 fees; and c) that shareholders of the Acquired Fund will continue to pay sales loads on new purchases of shares of the Acquiring Fund.
          Response: Requested changes will be made.
3.	Comment: On page 3, with regard to the fees and expenses table, because this is a shell reorganization, keep the “Other Expenses” of the Acquiring Fund at the same level as the Acquired Fund unless the decrease in “Other Expenses” is due to contractual reductions and not expected economies of scale. If the decrease is due to contractual reductions and not expected economies of scale, add a footnote noting this fact. Also add in line items for “Fee Waiver” and “Total Annual Fund Operating Expenses After Fee Waiver” for the Acquired Fund in the table. Finally, if interest expenses relating to short sales is expected to exceed 5 basis points, please list that as a separate line item under “Other Expenses” in the table.
          Response: Requested changes will be made. Registrant confirms that interest expenses relating to short sales are not expected to exceed 5 basis points.
4.	Comment: On page 4, discuss whether Incline Capital will seek to recoup fees waived under the expense reimbursement agreement for the Acquired Fund.
          Response: Requested change will be made.
5.	Comment: On page 4, if the Acquired Fund is required to pay its sub-adviser a termination fee, please disclose.
          Response: Registrant confirms that the Acquired Fund is not required to pay its sub-adviser a termination fee.
6.	Comment: On page 4, under the Expense Example disclosure, please add a sentence explaining why the fees are different.
          Response: Registrant will add disclosure noting that “The expenses of the Acquiring Fund and Acquired Fund differ due to differing management, distribution and/or service (12b-1) fees and other expenses.”
7.	Comment: On page 7, if there is a loss or reduction in capital loss carryforwards, please disclose.
          Response: Registrant confirms that no loss or reduction in capital loss carryfowards is expected to occur in connection with the proposed reorganization.
8.	Comment: On page 8, remove the term “principal” from the first sentence under the “Terms of the Proposed Reorganization” section and add any other disclosure necessary to make the disclosure a summary of the terms of the Agreement and Plan of Reorganization.
          Response: Requested changes will be made.
9.	Comment: On page 9, disclose whether the Board of Trustees of Incline Capital Trend Following Fund considered the increase in the 12b-1 fee and the fact that the waiver provided by HFAM was voluntary in its consideration of the proposed reorganization.
          Response: Registrant will add disclosure to clarify that the Board of Trustees of Incline Capital Trend Following Fund’s considerations included, the higher distribution and/or service fees for the Acquiring Fund’s Class A shares and HFAM’s contractual agreement to waive fees and absorb certain expenses of the Acquiring Fund in order to maintain the Acquiring Fund’s net operating expenses (exclusive of certain items) at the Acquired Fund’s current level through May 31, 2012.
10.	Comment: On pages 11 and 12: a) remove or clarify the phrase “to the effect” in the second sentence under “Federal Income Tax Consequences;” b) indicate if receipt of Drinker Biddle

& Reath LLP’s tax opinion is a non-waiveable condition of the Agreement and Plan of Reorganization, and c) explain in plain English the references to Sections 381-384 of the Internal Revenue Code (the “Code”) in the last bullet point under the Federal Income Tax Consequences” section.
          Response: Registrant will remove the phrase “to the effect” and add disclosure noting that the receipt of the tax opinion is a non-waiveable condition of the Agreement and Plan of Reorganization. Registrant will also add a plain English explanation of the references to the tax consequences under Sections 381-384 of the Code, of the proposed reorganization under Question 9 in the section titled, “QUESTIONS AND ANSWERS REGARDING THE PROPOSAL.”
11.	Comment: On page 13, delete the phrase “and is for information purposes only” in the footnote to the Pro Forma Capitalization chart.
          Response: Requested change will be made.
12.	Comment: On page B-2, reference the Investment Company Act of 1940 (“1940 Act”) limits under the Acquiring Fund’s non-fundamental investment restriction regarding margin and add a non-fundamental investment restriction to the Acquiring Fund limiting its investments in illiquid investments to 15%.
          Response: Registrant will add disclosure to note that “Notwithstanding the Fund’s fundamental investment restriction on borrowings, the Fund may purchase securities on margin to the extent permitted by applicable law” and “The Fund will not invest more than 15% of the net assets in illiquid investments.”
13.	Comment: On page B-3, add a non-fundamental investment restriction to limit the Acquiring Fund’s ability to mortgage, pledge or hypothecate fund assets to 33 1/3%.
          Response: Registrant will add disclosure to note that “The Fund may not pledge, mortgage or hypothecate assets, except as permitted by the 1940 Act.”
14.	Comment: On page B-3 (and page 21 of the SAI), with regard to the following disclosure,
          “For purposes of the investment restriction regarding concentration set forth above, the Acquiring Trust may use the industry classifications reflected by the S&P 500 Index, if applicable at the time of determination. For all other portfolio holdings, the Acquiring Trust may use the Directory of Companies Required to File Annual Reports with the SEC and Bloomberg Inc. In addition, the Acquiring Trust may select its own industry classifications, provided such classifications are reasonable.”
Please select one industry classification that the Acquiring Fund will utilize.
          Response: Registrant will revise the disclosure to note that “The Acquiring Fund will use the industry classifications reflected by the S&P 500, if applicable at the time of determination.”

15.	Comment: On page C-3, Mr. Hurley does not appear to have been primarily responsible for the day-to-day management of the Fusion Global Long/Short Fund prior to April 1, 2008. If this is the case, prior performance is not proper under the Bramwell Growth Fund no-action letter. Please confirm that Mr. Hurley was primarily responsible for the day-to-day management of the Fusion Global Long/Short Fund since its inception on September 28, 2007.
          Response: Registrant confirms that Mr. Hurley was primarily responsible for the day-to-day management of the Fusion Global Long/Short Fund since its inception on September 28, 2007.
16.	Comment: On page C-4, footnote (b), please adjust the performance figures to include underlying fund fees and expenses.
          Response: The performance figures for the Fusion Global Long/Short Fund presented on page C-4 reflect underlying fund fees and expenses. Footnote (b) is only intended to note that, had the Fund’s expense ratio been applied to the Fusion Global Long/Short Fund, the performance of the Fusion Global Long/Short Fund as shown in the table on page C-4, would have been lower.
17.	Comment: Disclose whether the Acquiring Fund and Acquired Fund have similar valuation policies.
          Response: Registrant will disclose that the Acquiring Fund and Acquired Fund have similar valuation policies and procedures under Question 1 in the section titled, “QUESTIONS AND ANSWERS REGARDING THE PROPOSAL.”
18.	Comment: On page D-8, make clear that the disclosure is a summary of material rights of shareholders.
          Response: Requested change will be made.
C.	SAI
19.	Comment: If the Acquiring Fund does not intend to limits its leveraging to 5%, add leveraging risk disclosure.
          Response: Registrant will add the following disclosure:
Certain Investment Techniques and Derivatives Risk. When the Sub-Adviser of the Fund uses investment techniques such as margin, leverage and short sales, and forms of financial derivatives, such as options and futures, an investment in the Fund may be more volatile than investments in other mutual funds. Although the intention is to use such investment techniques and derivatives to minimize risk to the Fund, as well as for speculative purposes, there is the possibility that improper implementation of such techniques and derivative strategies or unusual market conditions could result in significant losses to the Fund. Derivatives are used to limit risk in the Fund or to enhance investment return and have a return tied to a formula based upon an interest rate, index, price of a security, or other measurement. Derivatives involve special risks, including: (1) the risk that interest rates, securities prices and currency markets will not move in the direction that a portfolio manager anticipates; (2) imperfect correlation between the price of derivative instruments and movements in the prices of the securities, interest rates or currencies being hedged; (3) the fact that skills needed to use these strategies are different than those needed to select portfolio securities; (4) the possible absence of a liquid secondary market for any particular instrument and possible exchange imposed price fluctuation limits, either of which may make it difficult or impossible to close out a position when desired; (5) the risk that adverse price movements in an instrument can result in a loss substantially greater than the Fund’s initial investment in that instrument (in some cases, the potential loss in unlimited); (6) particularly in the case of privately-negotiated instruments, the risk that the counterparty will not perform its obligations, or that penalties could be paid for positions held less then the required minimum holding period, which could leave the Fund worse off than if it had not entered into the position; and (7) the inability to close out certain hedged positions to avoid adverse tax consequences. In addition, the use of derivatives for non-hedging purposes (that is, to seek to increase total return) is considered a speculative practice and may present an even greater risk of loss than when used for hedging purposes. When derivatives are used for leverage, the effects of an instrument’s price changes as market conditions change tend to be magnified. Leverage involves the use of a small amount of money to control a large amount of financial assets, and can in some circumstances lead to significant losses. Futures transactions have the effect of investment leverage to the extent the Fund does not maintain liquid assets equal to the face amount of the contract. Swaps may involve leverage and can be highly volatile and may have a considerable impact on the Fund’s performance, as the potential gain or loss on any swap transaction is not necessarily subject to any fixed limit.
20.	Comment: On page 5, and in all other references to Below-Investment Grade Debt Securities, please note that these are also known as “junk” bonds.
          Response: Requested change will be made.
21.	Comment: On page 8, disclose any limitation on the Fund’s ability to engage in repurchase agreements and add disclosure regarding reverse repurchase agreements.
          Response: Registrant will replace the disclosure regarding “Repurchase Agreements” with the following disclosure:
Repurchase Agreements and Reverse Repurchase Agreements. The Fund may engage in repurchase agreement transactions with certain member banks of the Federal Reserve System and with certain dealers listed on the Federal Reserve Bank of New York’s list of reporting dealers. Under the terms of a typical repurchase agreement, which is deemed a loan for purposes of the 1940 Act, the Fund would acquire an underlying obligation for a relatively short period (usually from one to seven days) subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the Fund’s holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Fund’s holding period. The value of the securities underlying a repurchase agreement of the Fund are monitored on an ongoing basis by the Sub-Adviser, subject to HFAM’s supervision, to ensure that the value is at least equal at all times to the total amount of the repurchase obligation, including interest. The Sub-Adviser, subject to HFAM’s supervision, also monitors, on an ongoing basis to evaluate potential risks, the creditworthiness of those banks and dealers with which a Fund enters into repurchase agreements. When the Fund enters into a repurchase agreement, it will bear a risk of loss in the event that the other party to the transaction defaults on its obligation and the Fund is delayed or prevented from exercising its rights to dispose of the underlying securities. The Fund will, in particular, be subject to the risk of a possible decline in the value of the underlying securities during the period in which the Fund seeks to assert its right to them, the risk of incurring expenses associated with asserting those rights and the risk of losing all or a part of the income from the agreement.
The Fund may engage in reverse repurchase agreements, subject to its investment restrictions. A reverse repurchase agreement, which is considered a borrowing by the Fund, involves a sale by the Fund of securities that it holds concurrently with an agreement by the Fund to repurchase the same securities at an agreed-upon price and date. The Fund uses the proceeds of reverse repurchase agreements to provide liquidity to meet redemption requests and to make cash payments of dividends and distributions when the sale of the Fund’s securities is considered to be disadvantageous. Cash, Government Securities or other liquid assets equal in value to the Fund’s obligations with respect to reverse repurchase agreements are segregated and maintained with the Trust’s custodian or a designated sub-custodian. A reverse repurchase agreement involves the risk that the market value of the securities retained by the Fund may decline below the price of the securities the Fund has sold but is obligated to repurchase under the agreement. In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the Fund’s use of the proceeds of the agreement may be restricted pending a determination by the party, or its trustee or receiver, whether to enforce the Fund’s obligation to repurchase the securities.
22.	Comment: On page 10, change the reference from “may” to “will” in the following sentence, “However, if a member of the proxy committee determines that a proxy vote is materially important to the shareholders of the Trust and where it is feasible to recall the securities on a timely basis, HFAM or the Sub-Adviser may use its reasonable efforts to recall the loaned securities.”
          Response: Requested change will be made.
23.	Comment: On page 21, make clear the statement that percentage limitations apply at the time of purchase does not apply to the 15% limitation on illiquid investments.
          Response: Requested change will be made.
24.	Comment: On page 21, add general disclosure regarding 1940 Act requirements, see Highland Funds I N-14 (333-172618) for relevant example language.
          Response: Registrant will add the following:

Other Information. The following commentary is intended to help investors better understand the meaning of the Fund’s fundamental and non-fundamental investment restrictions by briefly describing limitations, if any, imposed by the 1940 Act. References to the 1940 Act below may encompass rules, regulations or orders issued by the SEC and, to the extent deemed appropriate by the Fund, interpretations and guidance provided by the SEC staff. These descriptions are intended as brief summaries of such limitations as of the date of this SAI; they are not comprehensive and they are qualified in all cases by reference to the 1940 Act (including any rules, regulations or orders issued by the SEC and any relevant interpretations and guidance provided the by SEC staff). These descriptions are subject to change based on evolving guidance by the appropriate regulatory authority and are not part of the Fund’s fundamental policies.
The 1940 Act currently permits an open-end investment company to borrow money from a bank so long as immediately after any such borrowing the ratio that the value of the total assets of the investment company (including the amount of any such borrowing), less the amount of all liabilities and indebtedness (other than such borrowing) of the investment company, bears to the amount of such borrowing is at least 300%. A lender to the Fund may require that the Fund pledge its assets as collateral. If the Fund were to default on a loan secured by pledged assets, the lender would be entitled to foreclose on and dispose of the pledged assets, but the lender could retain only the amount of assets (or the disposition proceeds of such assets) necessary to pay off the defaulted loan.
Under the 1940 Act, a fund may not issue senior securities or borrow in excess of 33 1/3% of the Fund’s total assets (after giving effect to any such borrowing), which amount excludes borrowing for temporary purposes and in an amount not more than 5% of the Fund’s total assets at the time the borrowing for temporary purposes is made.
For purposes of non-fundamental investment restriction number 13 above, the purchase of corporate debt securities, and other investment assets with the proceeds of a permitted borrowing, as well as margin payments or other arrangements in connection with transactions in short sales, futures contracts, options, and other financial instruments are not considered to constitute the purchase of securities on margin.
Part C
25.	Comment: Please file a pre-effective amendment to file form of agreements listed in Part C as exhibits.
          Response: Registrant will file another pre-effective amendment to file these exhibits.
26.	Comment: The statement in the legal opinion that “This opinion is solely for use of the Trust and may not be referred to or used for any other purpose or relied on by any other persons without prior written approval” should be expanded to note that shareholders of the Trust are entitled to rely on the opinion.
          Response: Registrant will revise the statement to state that “This opinion is solely for use of the Trust and its shareholders and may not be referred to or used for any other purpose or relied on by any other persons without prior written approval.”
* * * * *
          Registrant hereby acknowledges that: (i) Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.
          Please call the undersigned at (215) 988-2883 with any questions concerning the foregoing.

Sincerely yours,
/s/ Lisa K. Whittaker
Lisa K. Whittaker